SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 12, 2002

AVENTIS
(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosures :

A press release dated December 12, 2002 announcing the results of the cash tender offer on all Aventis bonds exchangeable into Rhodia S.A. shares

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date December 12, 2002	By:	/s/ Dirk Oldenburg

	Name:	Dirk Oldenburg
	Title:	General Legal Counsel

Press release

Your Contact:
Stephan Albrechtskirchinger
Media Relations
Tel.: 0033 (0) 3 88 99 1138
Fax: 0033 (0) 3 88 99 1113
Stephan.Albrechtskirchinger@aventis.com

Success of Aventis’s cash tender offer on its exchangeable bonds into Rhodia

Strasbourg, France, 12 December 2002 — Aventis announces today the results of the cash tender offer with respect to all of its 45,211,662 outstanding 3.25% bonds exchangeable into shares of Rhodia. Following the 5-day offering period that closed on December 5, 2002, almost all the bonds have been tendered. Aventis holds now 98.6% of the bonds initially issued. This level is well above the 80% minimum acceptance threshold and Aventis has decided to approve and to proceed with the buy back of all of validly tendered bonds.

This tender offer will provide Aventis with increased flexibility regarding the disposal of its stake in Rhodia.

Aventis intends to dispose of the shares underlying the repurchased notes by any means, including by disposing of the shares on the market or over-the-counter, whether by way of financial transactions or in the context of a transaction with industrial or other parties. However, Aventis does not intend to sell on the market the shares underlying the notes that it has repurchased pursuant to the offer if it appears that such disposal would have a negative impact on the market price of Rhodia’s shares.

In addition, as previously indicated and in accordance with the terms and conditions of the bonds, Aventis, holding more than 90% of the outstanding bonds, will now proceed with the early redemption of the bonds at par plus accrued interest. The early redemption is expected to take place on January 17, 2003. After this date, all outstanding bonds will be cancelled.

Aventis (NYSE: AVE) is dedicated to improving life by treating and preventing human disease through the discovery and development of innovative pharmaceutical products. Aventis focuses on prescription drugs for important therapeutic areas such as oncology, cardiology, diabetes and respiratory disorders as well as on human vaccines. In 2001, Aventis generated sales of € 17.7 billion, invested approx. € 3 billion in research and development and employed approx. 75,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com